EXHIBIT 99(b)


                               [LETTERHEAD]

                             October 30, 1995





                            Affiliate Agreement


Board of Directors
 and Officers
State Savings Bancorp, Inc.

Dear Gentlemen:

          Chemical Financial Corporation ("Chemical") and State Savings Bancorp, Inc., ("SSBI"), have executed an Agreement and Plan of Merger (the "Merger Agreement"). The Agreement sets forth the terms and conditions upon which SSBI would become affiliated with and into Chemical (the "Merger"). In the Merger, shareholders of SSBI would receive shares of Chemical common stock, $10 par value ("Chemical Common Stock"), in exchange for their shares of SSBI common stock, $20 par value ("SSBI Common Stock"), upon the terms and conditions set forth in the Merger Agreement.

          The Merger will involve a public offering of Chemical stock and will be subject to the pooling of interests method of accounting for business combinations. In order to assure that the stock offering will be conducted in compliance with applicable securities laws and regulations and that the transaction will be accorded the accounting treatment desired, it is necessary for all directors, executive officers, and other "affiliates" of SSBI to accept certain limitations on transactions in their shares of SSBI Common Stock and the shares of Chemical Common Stock they would receive in the Merger. In addition, before we commit our resources to proceeding with the transaction, we wish to be reasonably assured that the transaction will have your support.

          In consideration of Chemical's agreements in the Merger
Agreement, you are being asked to agree to the terms and conditions set forth in this letter, in your individual capacity. By acceptance of this letter as and where indicated below, you agree to each of these terms and conditions.

          BEST EFFORTS. You agree to use your best efforts to cause the Merger Agreement to be approved by SSBI's shareholders at a meeting to be called and held for that purpose, and to cause the Merger to be consummated in accordance with the Merger Agreement, as it may be amended by the parties.
Page 2

          TRANSFERS RESTRICTED. While this agreement is in effect, you agree not to voluntarily sell or dispose of any shares of SSBI Common Stock owned or controlled by you, without Chemical's written consent. Chemical's consent will not be unreasonably withheld for dispositions by gift to a charity or to a member of your family made for estate planning purposes and not to avoid the restrictions of this agreement, or in the event of a disposition necessary to discharge a fiduciary duty as a trustee or the like. The transferee may be required to agree to the terms of this letter as a condition to our consent to the transfer.

          OTHER PARTIES. You agree that until the Merger is either consummated or abandoned in accordance with the Merger Agreement, you will not solicit, negotiate, discuss, accept, or approve any offers or proposals from, or enter into any agreement with, any third party concerning a tender offer, merger, consolidation, share exchange, or other business combination involving SSBI or concerning the offer, sale or disposition of any material assets of SSBI (other than asset dispositions in the ordinary course of business).

          RESALE RESTRICTIONS. You agree not to offer, sell, or otherwise dispose, or enter into a contract to offer, sell, or otherwise dispose of any shares of Chemical Common Stock issued to you pursuant to the Merger until such time as financial results of the post-merger combined operations of Chemical have been published covering a period of at least 30 days. You agree not to offer, sell, or otherwise dispose of such shares of Chemical Common Stock in violation of the Securities Act of 1933, as amended, or any of the regulations thereunder, including without limitation Rule 145. The certificates representing the shares of Chemical Common Stock to be issued to you in the Merger may bear a restrictive legend indicating this limitation on your subsequent transfer of the shares.

          Chemical agrees to file with the Securities and Exchange
Commission a post-effective amendment, a Form 10-Q or 8-K, or to issue a quarterly earnings report, containing the financial results of the post-merger combined operations of Chemical covering a period of at least 30 days following the effective time of the Merger as soon as practicable, but not later than 45 days after the first full calendar quarter after the effective time of the Merger.

          Other letter agreements may be executed at different times by Chemical and different affiliates of SSBI. Neither Chemical's nor your rights or obligations under this letter agreement are contingent upon the execution of similar letter agreements by any other affiliates of SSBI.

          This letter agreement shall continue in effect until terminated. This letter agreement shall only terminate at such time as the Merger Agreement is terminated in accordance with its terms, and in that event this letter shall terminate automatically without any action by either party.

Page 3

          Your cooperation has been extremely valuable in bringing us to an understanding of your fine organization. We look forward to working together to realize the potential of our combined organizations.

          Please acknowledge your agreement to the terms and conditions of this letter below.

Sincerely,

CHEMICAL FINANCIAL CORPORATION



/S/ ALAN W. OTT
Alan W. Ott, President


                                ACCEPTANCE

          I agree to be bound by the terms and conditions of this letter.



                                   _______________________________________
                                   (Signature)



                                   _______________________________________
                                   (Please print name)